UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )

TetraLogic Pharmaceuticals Corporation

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

88165U 109

(CUSIP Number)

Nomura Securities International, Inc.

Worldwide Plaza, 309 West 49th Street

New York, NY 10019-7316

Phone: (212) 667-9000

Nomura Holdings, Inc.

1-9-1 Nihonbashi

Chuo-ku

Tokyo 103-8645, Japan

81 (0)3-5255-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 2, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 88165U 109

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nomura Securities International, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0 (1)

	8	Shared Voting Power 0 (1)

	9	Sole Dispositive Power 0 (1)

	10	Shared Dispositive Power 0 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (1), (2)

14	Type of Reporting Person (See Instructions) BD, CO

(1)         See Item 4.

(2)         The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016, and filed with the SEC on November 3, 2016.

CUSIP No. 88165U 109

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Nomura Holdings, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) WC

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Japan

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 0 (4)

	9	Sole Dispositive Power 0 (4)

	10	Shared Dispositive Power 0 (4)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0 (4)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.0% (4)

14	Type of Reporting Person (See Instructions) HC

(4) This represents shares beneficially owned by Nomura Securities International, Inc. (“NSI”). NSI is wholly owned subsidiary of Nomura Holdings, Inc., which accordingly may be deemed to beneficially own the shares beneficially owned by NSI.

Item 1.                     Security and Issuer.

The name of the issuer is TetraLogic Pharmaceuticals Corporation (the “Issuer”).  The address of the Issuer’s principal executive offices is 343 Phoenixville Pike, MalvernP.O. Box 1305, Paoli, PA 19355.  This Schedule 13D relates to the Issuer’s Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2.                     Identity and Background

(a)                               This Schedule 13D is being filed jointly by:

Nomura Securities International, Inc., a New York corporation (“NSI”)

Nomura Holdings, Inc., a Japanese corporation (“NH”)

The names and citizenship of each of the officers and directors of NSI and NH and are set forth in Exhibit B hereto (collectively, the “Reporting Persons”).

(b)                                 The principal business address of NSI is Worldwide Plaza, 309 West 49th Street New York, NY 10019-7316.  The principal business address of NH is 1-9-1 Nihonbashi Chuo-ku Tokyo 103-8645, Japan.  The principal business addresses of the officers and directors of NSI and NH are set forth in Exhibit B hereto.

(c)                                  NSI is a U.S. registered broker and dealer under the Securities Exchange Act of 1934 and a futures commission merchant with the Commodity Futures Trading Commission. NSI provides investment banking and brokerage services to institutional customers and enters into principal transactions for its own account. NH is the holding company for the Nomura Group, which is a global investment bank with an integrated network spanning over 30 countries and regions. NSI is wholly owned subsidiary of NH. The principal employment of the officers and directors of NSI and NH are set forth in Exhibit B hereto.

(d)                                 None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                  None of the Reporting Persons have, during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   See Item 2(a).

Item 3.                     Source and Amount of Funds or Other Considerations

The source of funding for the purchase of the Senior Notes (as defined in Item 4) held by the Reporting Person was the general working capital of the respective purchasers.

Item 4.                     Purpose of Transaction

As of November 2, 2016, Whitebox Relative Value Partners L.P, Whitebox Multi-Strategy Partners L.P., Pandora Select Partners, L.P., Whitebox GT Fund L.P., Lazard Asset Management LLC, Linden Advisors LP, Nomura Securities International, Inc., Telemetry Securities LLC, Geode Diversified Fund,  Hudson

Bay Capital Management LP, Highbridge International LLC, Highbridge Tactical Credit & Convertible Master Fund, L.P., and State of New Jersey Common Pension Fund D (together, the “Noteholders”) held 100% of the Issuer’s 8% Convertible Senior Notes due 2019 outstanding (the “Senior Notes”), in an aggregate principal amount of $43,750,000.  Under the Indenture, dated as of June 23, 2014 between the Issuer, and U.S. Bank National Association, a national banking association, as trustee (the “Indenture”), prior to February 15, 2019, the Senior Notes are convertible into shares of Common Stock at the option of the holder only upon the satisfaction of certain conditions precedent, including, without limitation if a transaction or event that would, if consummated, constitute a Fundamental Change occurs prior to February 15, 2019.  A Fundamental Change includes, among other things, the sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of the Issuer and its subsidiaries, taken as a whole.  The Senior Notes convert into Common Stock at a conversion rate of 148.3019 shares of Common Stock per $1,000 in aggregate principal amount of Senior Notes, subject to adjustment as set forth in the Indenture.

On November 2, 2016, the Issuer and its wholly-owned subsidiary TetraLogic Research and Development Corporation entered into a definitive asset purchase agreement (the “APA”) to, subject to closing conditions, sell the Business (as defined below) (the “Asset Sale”) to Medivir AB, a publicly traded Swedish company (Nasdaq Stockholm: MVIR) ( “Medivir”). Under the APA, the Issuer agreed to sell substantially all of the assets relating to the research, development, manufacture and commercialization of SMAC mimetics and HDAC inhibitors, including birinapant and SHP-141 (the “Business”) to Medivir for a purchase price of (i) $12 million payable in cash at closing plus an amount equal to the aggregate expense payable to INC Research, LLC to complete the SHAPE CTCL Phase II ongoing trial currently estimated to be $275,000 (the “Closing Payment”), plus (ii) milestone payments and earn-out payments, subject to the satisfaction of certain contingencies, as further described in the APA.

The Asset Sale, if consummated, would constitute a Fundamental Change under the Indenture.  On November 2, 2016, the Senior Notes held by the Reporting Persons as of November 2, 2016, in an aggregate principal amount of $3,196,000 became convertible, at the option of the Reporting Persons, into 473,972 shares of Common Stock, representing 1.9% of the Common Stock of the Issuer.  The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016.

On November 2, 2016, the Issuer entered into a binding letter agreement (the “Debt Exchange Term Sheet”) with the Noteholders pursuant to which the Issuer and the Noteholders agreed to enter into an Exchange and Consent Agreement (the “Exchange Agreement” and together with the Debt Exchange Term Sheet, the “Exchange Documents”) to exchange $2.2 million in aggregate principal amount of the Senior Notes for 12,222,225 shares of newly issued series A convertible participating preferred stock of the Issuer (the “Preferred Stock”). Following the consummation of the Note Exchange, approximately $41,550,000 in aggregate principal amount of the Senior Notes (the “Remaining Senior Notes”) will remain outstanding.

On November 14, 2016, the Issuer and each of the Noteholders entered into Exchange Agreements to effect the note exchange described in the preceding paragraph (the “Note Exchange”).  The Note Exchange is expected to be consummated within three business days of the effective date of the Exchange Agreement.  Under the Exchange Agreement, the Reporting Persons have agreed to exchange $160,713 in aggregate principal amount of Senior Notes for 892,850 shares of Preferred Stock in the Note Exchange.

In accordance with the terms of the Certificate of Designations for the Preferred Stock, the Preferred Stock is convertible into Common Stock, at the option of the holder during the period commencing on the business day immediately following the later of the date upon which (i) the shares of Common Stock have been deregistered under the Act, and (ii) the Company receives a milestone or earn-out payment pursuant to Section 3.2 or Section 3.3 of the APA (or other payment in lieu thereof).

Pursuant to the Exchange Documents, the Noteholders agreed to: (i) the Exchange as set forth in the Exchange Agreement (ii) the consummation of the Asset Sale (including voting their shares of Preferred Stock in favor of such Asset Sale), and (iii) the Issuer’s use of $12 million of the Closing Payment to pay the outstanding amounts due under the Remaining Senior Notes in the first instance.

Pursuant to the Exchange Documents, the Noteholders also agreed (i) to waive any put right for their Senior Notes related to the Asset Sale or a suspension of trading and delisting of the Common Stock from The Nasdaq Global Market as well as any right to receive cash payments of the interest on the Senior Notes, and agreed instead that such interest will continue to accrue until paid and (ii) to extend the maturity date of the Remaining Senior Notes until June 15, 2024. These waivers and extension will automatically terminate and be of no further force and effect as if they had never been provided if the APA is terminated or the Asset Sale is not completed for any reason.

Pursuant to the Exchange Agreement, each Noteholder also agreed to waive its right to convert any of the principal amount of the Senior Notes into shares of Common Stock pursuant to Article 11 of the Indenture unless and until the date upon which the Company receives a milestone or earn-out payment pursuant to Section 3.2 or Section 3.3 of the APA (or other payment in lieu thereof).

Upon the closing of the Asset Sale, the Noteholders and the Issuer will enter into a supplemental indenture to permanently waive or otherwise amend the indenture for the Senior Notes to reflect these waivers and extension.

The summaries of the Exchange Documents are not complete, and are qualified in their entirety by reference to the texts of the agreements, which are referenced as Exhibits to this Schedule 13D.

Item 5.                     Interest in Securities of the Issuer

(a)                                 Shares held by the Reporting Persons

On November 2, 2016, the Reporting Persons may each have been deemed to be the beneficial owner of 473,972 shares of Common Stock issuable upon the conversion of $3,196,000 in aggregate amount of Senior Notes held by the Reporting Person, constituting 1.9% of the shares of Common Stock of the Issuer.

As a result of waiving the conversion rights with respect to the Senior Notes pursuant to the Exchange Agreement on November 14, 2016, the Reporting Person is no longer deemed to be the beneficial owner of any shares of Common Stock.

The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 and filed with the SEC on November 3, 2016.

Shares held by the Other Parties

As a result of entering into the Debt Exchange Term Sheet, the Reporting Persons may be deemed to have formed a “group” with each the other Noteholders and/or certain affiliates of each of such parties (the “Other Parties” and together with the Reporting Persons, the “Parties”) for purposes of Section 13(d) of the Act and Rule 13d thereunder.

On November 2, 2016, the Other Parties may have been deemed to be the beneficial owners of an aggregate of 6,014,235 shares of Common Stock issuable upon the conversion of $40,554,000 in aggregate amount of Senior Notes held by the Other Parties, constituting 19.5% of the shares of Common Stock of the Issuer.

If the Reporting Person were deemed to have formed a “group” with each of the Other Parties for purposes of Section 13(d) of the Act, and Rule 13d thereunder, on November 2, 2016, the Reporting Person may have been deemed to be the beneficial owner of the shares of Common Stock held by the Other Parties, and may have been deemed to be the beneficial owner of the shares of Common Stock issuable upon the conversion of the Senior Notes held by the Other Parties.  As a result, if the Reporting Person were deemed to have formed a “group” with each of the Other Parties for purposes of Section 13(d) of the Act, and Rule 13d thereunder, on November 2, 2016, the Reporting Person may have been deemed to be the beneficial owner of an aggregate of 6,488,208 shares of Common Stock issuable upon conversion of the Senior Notes in an aggregate principal amount of $43,750,000 held by the Noteholders, constituting 20.8% of the Common Stock of the Issuer.  The Reporting Persons expressly disclaims beneficial ownership of the shares of Common Stock referred to in this Schedule 13D (other than the Reporting Person’s shares as described in this Schedule 13D), and the inclusion of the Other Parties’ shares in this Schedule 13D shall not be deemed to be an admission of beneficial ownership of such reported shares for purposes of Section 13(d) of the Act or for any other purpose.

As a result of waiving their conversion rights with respect to the Senior Notes pursuant to the Exchange Agreement on November 14, 2016, the Other Parties are no longer deemed to be the beneficial owners of any shares of Common Stock.

The percent of class is calculated based on 24,769,083 shares of Common Stock issued and outstanding as of October 28, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2016 and filed with the SEC on November 3, 2016.

Information with respect to the beneficial ownership of shares of Common Stock by the Other Parties, the identity and background of each of the Other Parties and persons related to them and related information should be contained in Schedules 13D, filed by each of the Other Parties. The Reporting Persons have no responsibility for the accuracy or completeness of any information given with respect to any other person or entity, including, without limitation, each of the Other Parties. Any disclosures made herein with respect to any person or entity other than the Reporting Persons are made on information and belief.

(b)                                 Shares held by Reporting Persons

The Reporting Person does not have the sole or shared power to vote or direct the vote of or to dispose of or to direct the disposition of any shares of Common Stock.  See Item 5(a).

Shares held by the Other Parties

The Other Parties do not have the sole or shared power to vote or direct the vote of or to dispose of or to direct the disposition of any shares of Common Stock.  See Item 5(a).

(c)                                  On November 14, 2016, pursuant to the Exchange Agreement, the Reporting Persons have agreed to exchange $160,713 in aggregate principal amount of the Senior Notes for 892,850 shares of Preferred Stock, as described below:

Name of Reporting Person	Aggregate Amount of Senior Notes Converted	Number of Shares of Preferred Stock	Amount of Remaining Senior Notes
Nomura Securities International, Inc.	$160,713	892,850	$3,035,287

As a result of waiving the conversion rights with respect to the Senior Notes pursuant to the Exchange Agreement on November 14, 2016, Senior Notes and the Preferred Stock are not currently convertible at the option of the Reporting Person into shares of Common Stock.   See Item 4.

All transactions effected by the Other Parties during the past 60 days should be contained in Schedules 13D, as amended (as applicable), filed by each of the Other Parties. The Reporting Persons have no responsibility for the accuracy or completeness of any information given with respect to any other person or entity, including, without limitation, the Other Parties. Any disclosure made herein with respect to any person or entity other than the Reporting Persons are made on information and belief.

(d)                                 No person other than the Reporting Persons and their clients is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock held by such institutional and other client accounts.

(e)                                  On November 14, 2016, the Parties ceased to beneficially own any shares of Common Stock and as a result, any “group” that may have deemed to have been formed on November 2, 2016, among the Parties for purposes of purposes of Section 13(d) of the Act, and Rule 13d thereunder was ceased on November 14, 2016.

Item 6.                     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 1 through 7 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the Reporting Persons and any other person with respect to the Common Stock or any securities of the Issuer.

Item 7.                     Material to Be Filed as Exhibits

Exhibit A:	Joint Filing Agreement of the Reporting Persons
Exhibit B:	Control Persons of the Reporting Persons
Exhibit C:	Debt Exchange Agreement, dated November 2, 2016 (incorporated herein by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by TetraLogic Pharmaceuticals Corporation on November 2, 2016)
Exhibit D:	Exchange Agreement, dated November 14, 2016 (incorporated herein by reference to Exhibit 10.1to the Current Report on Form 8-K filed by TetraLogic Pharmaceuticals Corporation on November 14, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 14, 2016

Nomura Securities International, Inc.

/s/ Vincent Primiano
Vincent Primiano
Managing Director

Nomura Holdings, Inc.

/s/ Yasuo Kashiwagi
Yasuo Kashiwagi
Senior Managing Director

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of this Schedule 13D with respect to the Common Stock, $0.0001 par value of TetraLogic Pharmaceuticals Corporation and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned hereby execute this Agreement as of November 14, 2016.

Nomura Securities International, Inc.

/s/ Vincent Primiano
Vincent Primiano
Managing Director

Nomura Holdings, Inc.

/s/ Yasuo Kashiwagi
Yasuo Kashiwagi
Senior Managing Director

Exhibit B

CONTROL PERSONS

The name, business address, present principal employment and citizenship of each executive officer and director of Nomura Securities International, Inc. is set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Vincent Primiano	Worldwide Plaza, 309 West 49th Street New York, NY 10019-7316	Managing Director, Nomura Securities International, Inc.	United States

The name, business address, present principal employment and citizenship of each executive officer of Nomura Holdings, Inc. is set forth below.

Name	Business Address	Present Principal Employment	Citizenship
Yasuo Kashiwagi	1-9-1 Nihonbashi Chuo-Ku Tokyo 103-8645, Japan	Senior Managing Director, Nomura Holdings, Inc.	Japan